AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement pursuant to SEC Rule 17a-5(e)(1)(ii)

Statement of the facts and circumstances relied upon as a basis for exemption from the requirement that the annual report filed under Rule 17a-5(d) be covered by reports prepared by an independent public accountant.

December 31, 2025

Axcelus Financial Distribution Company claims an exemption from the requirement that the annual report filed under Rule 17a-5(d) be covered by reports prepared by an independent public accountant under Rule 17a-5(e)(1)(i)(A) (the "single issuer exemption") having its securities business limited to acting solely as a broker for a single issuer, Axcelus Financial Life Insurance Company.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	536,240
Prepaid expenses		22,907
Current income taxes receivable		4,432
Total assets	$	563,579

Liabilities and Shareholders' Equity

Liabilities:

Total liabilities	-

Shareholders' equity:

Class A common stock, $.01 par value; 1,000 shares authorized, issued, and outstanding	10
Class B common stock, $.01 par value; 2,400 shares authorized, issued, and outstanding	24
Additional paid-in capital	264,341
Retained earnings	299,204
Total shareholders' equity	563,579
Total liabilities and shareholders' equity	$ 563,579

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Notes to Financial Statements

December 31, 2025

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Axcelus Financial Distribution Company (AFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Axcelus Financial Life Insurance Company (AFLIC), an affiliate.

The revenues of the Company earned from AFLIC are concession income and administrative fees. For operational purposes, AFLIC pays the commissions on behalf of the Company. The concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The commission expenses represent compensation paid to registered representatives of affiliated life insurance carriers and consist of sales-based and asset-based compensation.

The Company provides certain administrative services to AFLIC, for which it receives an administrative fee. The Company reimburses AFLIC at cost for services and facilities provided to the Company for conduct of its operations.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of demand deposits placed with a financial institution.

(d) Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Effective December 1, 2023, the Company was no longer part of a consolidated federal income tax return with its affiliates. The Company files its federal income tax return on a standalone basis. Additionally, the Company files state income tax returns on a standalone basis.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2025, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) *Revenue Recognition*

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). Revenue from contracts with customers consists of variable product concession income, distribution expenses, administrative fees and origination fees.

(f) *Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with AFLIC. Under the terms of the agreement, the Company agreed to reimburse AFLIC at cost for services and facilities provided by AFLIC to the Company. Additionally, the Company will reimburse AFLIC for any direct expenses incurred by the Company but paid by AFLIC. Under the terms of the agreement, AFLIC will pay an administrative fee to the Company as compensation for services provided by the Company to AFLIC. The agreement was amended on February 25, 2020, effective January 1, 2020, for changes in costs of services and facilities provided as well as administrative fees charged. During 2025, the Company reimbursed AFLIC for services and facilities costs of $759,231, which is included in General Operating Expenses on the Statement of Operations. During 2025, the Company received administrative fees from AFLIC of $893,431.

The Company reported no receivables or payables to affiliates at December 31, 2025.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Revenue From Contracts With Customers

The variable product concession income is variable in nature in that the amount earned is contingent upon net asset value of the underlying investment funds. For variable amounts, as the uncertainty is dependent on the value of the underlying investment funds at future points in time as well as customer behavior, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known. As a consequence, the Company recognizes variable product concession income as the performance obligation is satisfied.

The distribution fee is an up-front fee that is recognized upon completion of the performance obligation, which is the collection of premium from the policyowner. The revenue is fully constrained based on customer behavior in terms of the timing and amounts of premiums paid. As a consequence, the Company concluded that the revenue is fully constrained pursuant to Topic 606 and is recognized as the performance obligation is satisfied. The distribution fee is presented in concession income in the statement of operations.

Administrative fees are earned and recorded as administrative services are provided to the affiliate entity. The services are those that a broker/dealer would ordinarily provide to its clients in the course of its role as a broker/dealer, which would include acting as principal underwriter for variable insurance contracts and supervision and licensing of registered representatives. The transaction price, in the form of a monthly fee, is negotiated annually to ensure that the costs of operating the Company are covered such that there is no intentional profit earned by any of the parties to the contract. The performance obligations are not separately defined in the contract to enable an allocation of revenue. The specific duties performed by the Company are bundled services that are not distinct in a way that would enable separate pricing. The services are provided over time, often on an as needed basis and can't readily be measured in terms of progress. The monthly administration fee is fixed and paid regardless of the level of services performed by the Company in any given month. Consequently, the Company accounts for the services as a single performance obligation and recognizes administrative fee income monthly as the performance obligation is satisfied.

Revenues earned from contracts with customers during 2025 were as follows:

Concessions on variable insurance products issued by affiliate	$14,122,778
Distribution fees on variable insurance products issued by affiliate	1,359,058
Administrative fee income earned from affiliate	893,461
Compensation received from sale of third party contracts	33,342
Total	$16,408,609

The Company did not incur costs to secure the contracts. With the exception of the above noted $33,342 received from a third party, the revenues were earned on transactions with an affiliate occurring exclusively in the United States of America, with no foreign revenues reported during 2025. There were no impairment losses or credit losses recorded during 2025.

(4)   Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2025, the Company had net capital, as defined, of $536,240.

(5)   Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2025, the Company was in compliance with the conditions of this exemption.

(6)   Income Taxes

The income tax benefit for 2025 was as follows:

Federal income tax expense:		
Current	$	168
Deferred		-
Federal income tax expense		168
State income tax expense:		
Current		5,310
Deferred		-
State income tax expense		5,310
Total income tax expense	$	5,478

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax income	$	1,176
Effect of:		
State income tax, net of federal benefit		4,195
Other items		107
Income tax benefit	$	5,478
Effective tax rate		98%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset (liability) was as follows at December 31, 2025:

Federal income tax asset (liability):		
Current	$	617
Deferred		-
Federal income tax asset (liability)	$	617
State income tax asset (liability):		
Current	$	3,815
Deferred		-
State income tax asset (liability)	$	3,815
Total current income tax asset (liability)	$	4,432
Total deferred income tax asset (liability)	$	-

Current federal income taxes payable are included in Current Income Taxes Payable on the Statement of Financial Condition. Current state income taxes receivable are included in Current Income Taxes Receivable on the Statement of Financial Condition.

AFDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Company is currently not under examination by the Internal Revenue Service, however tax years 2022 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(7) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(8) Recapitalization

Subsequent to the Company's acquisition by AXL Wealth Acquisition, LLC in November 2023, the Company created the following two classes of common stock:

- 1,000 shares of Class A voting common stock, par value $0.01 per share, with one vote per share, which will possess 100% of all the economic rights of the Company, and
- 2,400 shares of Class B voting common stock, par value $0.01 per share, with ten votes per share, with no economic rights.

The existing 1,000 shares of common stock, par value $25 per share, were exchanged by Axcelus Financial US Holdings, Inc. for the 1,000 shares of the Class A common stock and subsequently cancelled and retired. The 2,400 shares of the Class B common stock were acquired by an affiliated entity, APPS BD, LLC, for consideration in the amount of $24.

(9) Segment Information

The Company is engaged in a single line of business as it operates as the principal underwriter for variable life insurance policies and variable annuity contacts issued by AFLIC. Note 1 provides information relating to the Company's significant accounting policies associated with assets, revenues, and expenses.

The Chief Operating Decision Maker (CODM), the Company's President and Chief Operating officer, utilizes GAAP net income to evaluate the Company's performance. GAAP net income or loss is utilized in evaluating the Company's ability to maintain its Net Capital Requirement under Rule 15c3-1 (see Note 4 and Supplemental Schedule I).

With the managing of business activities by the CODM using information of the Company as a whole, the Company's operations constitute a single operating segment and therefore, a single reportable segment.

Revenue and significant expense information for the Company's single reportable segment for the year ended December 31, 2025 is as follows:

Concessions on variable insurance products issued by affiliate and from sale of third-party contracts	$15,515,178
Administrative fee income	893,431
Revenue	$16,408,609
Employee compensation and benefits expense	$555,529
Commissions on variable insurance products	15,513,210
Regulatory fees and expenses	88,869
Other segment items	250,710
Federal income tax expense	168
Expenses	$16,408,486
Segment net income	$ 123

The Statement of Financial Condition summarizes information regarding assets utilized by the CODM.

(10) Subsequent Events

The Company has evaluated subsequent events through February 27, 2026, the date the financial statements were issued.